SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BADGER PAPER MILLS, INC.
(Name of Subject Company (Issuer))

BOMARKO, INC. (Offeror)
JAMES D. AZZAR
EXTRUSIONS DIVISION, INC.
(Names of Filing Person (identifying status as Offeror, Issuer or Other Person)

Common Stock, Without Nominal or Par Value
(Title of Class of Securities)

       056543101
(CUSIP Number of Class of Securities)

Gordon R. Lewis
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2489
              (616) 752-2752
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of the Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE: None

*Set forth the amount on which the filing fee is calculated and state how it was determined.

        Not required in connection with this filing which contains solely preliminary communications made before the commencement of a tender offer.

        [  ]         Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

        [X]         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]         Third-party tender offer subject to Rule 14d-1.

        [   ]         Issuer tender offer subject to Rule 13c-4.

        [   ]         Going-private transaction subject to Rule 13e-3.

        [X]         Amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

CUSIP No. 056543101	13D

(1)	Name of Reporting Person:	Bomarko, Inc.

(2)	Check the Appropriate Box	(a)	[X]
	if a Member of a Group:	(b)	[ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Delaware

Number of Shares	(7)	Sole Voting Power:	276,664
Beneficially Owned	(8)	Shared Voting Power:
By Reporting Person	(9)	Sole Dispositive Power:	276,664
With	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Reporting Person:	276,664

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11):	14.02%

(14)	Type of Reporting Person:	CO

CUSIP No. 056543101	13D

(1)	Name of Reporting Person:	Extrusions Division, Inc.

(2)	Check the Appropriate Box	(a)	[X]
	if a Member of a Group:	(b)	[ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	200
Beneficially Owned	(8)	Shared Voting Power:
By Reporting Person	(9)	Sole Dispositive Power:	200
With	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Reporting Person:	200

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11):	0.0%

(14)	Type of Reporting Person:	CO

CUSIP No. 056543101	13D

(1)	Name of Reporting Person:	James D. Azzar

(2)	Check the Appropriate Box	(a)	[X]
	if a Member of a Group:	(b)	[ ]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States

Number of Shares	(7)	Sole Voting Power:	276,864*
Beneficially Owned	(8)	Shared Voting Power:
By Reporting Person	(9)	Sole Dispositive Power:	276,864*
With	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Reporting Person:	276,864*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11):	14.02%

(14)	Type of Reporting Person:	IN

*Includes Shares beneficially owned by Bomarko and EDI

Badger Paper Mills
Annual Meeting
May 9, 2000

SCRIPT OF VERBAL COMMENTS

        My name is Steve Steketee. I am a director of Bomarko, Inc. Bomarko, together with its affiliates, Jim Azzar and Extrusions Division, Inc., own over 14% of Badger Paper's outstanding common stock. You may recognize Mr. Azzar's name and the names Bomarko and Extrusions Division because we have submitted several shareholder proposals to Badger Paper over the last few years. Many of these proposals related to urging the board of directors to investigate strategic alternatives for the company, such as a sale or merger.

        For example, in 1997, we submitted a proposal to urge the board to form a committee of independent directors to investigate a merger or sale of the company or substantial assets. The board recommended a no vote on that proposal because it said the proposal was "moot." The board stated that it had created a committee to review strategic options, engaged an investment banking firm and was reviewing strategic alternatives. However, no merger or sale proposal resulted from that process, if indeed it occurred.

        I am here today to announce that Bomarko is today delivering a letter to the Badger board proposing to the board of directors that Bomarko be allowed to make a tender offer for Badger shares. Bomarko is prepared to propose a tender offer by Bomarko for 100% of the company's shares at a price of $5 per share. Alternatively, Bomarko is prepared to propose a tender offer or merger by Bomarko for 51% of the company's shares at a price of $6 per share, in a structure that would allow any shareholder who wishes to remain an investor in the company an opportunity to do so. However, this announcement is not a binding offer or agreement to purchase Badger shares or a solicitation of offers to sell Badger shares, because it would be subject to negotiations with the board of directors, the removal of voting restrictions on "control shares" that Bomarko may acquire, removal of any other anti-takeover provisions, and a due diligence investigation of the company.

        We hope that the board of directors and shareholders will support this proposal, and take the steps necessary to permit Bomarko to make an offer to Badger shareholders. Thank you.

Bomarko, Inc.
c/o James D. Azzar
201 Cottage Grove, S.E.
Grand Rapids, Michigan 49507

May 9, 2000

The Board of Directors
Badger Paper Mills, Inc.
200 W. Front Street
P.O. Box 149
Peshtigo, Wisconsin 54157-0149

Gentlemen:

                 Bomarko, Inc. hereby advises you that it is prepared to propose a tender offer or merger transaction in which Bomarko would purchase all of the outstanding shares of Badger Paper Mills, Inc. for $5 per share in cash. Alternatively, Bomarko is prepared to propose a tender offer or merger in which it would acquire 51% of Badger's outstanding shares at a price of $6 per share and a structure that would allow any shareholder who wishes to remain an investor in the company an opportunity to do so.

                 This proposal is an expression of Bomarko's willingness to proceed with such a transaction on a negotiated basis subject to satisfaction of the following conditions:

1.	Bomarko must be permitted to perform a full due diligence review of Badger, and this review must be to Bomarko's satisfaction.

2.	Badger's board of directors and shareholders must take such actions as are required under Badger's Articles of Incorporation, Wisconsin statutes, and any other applicable anti-takeover provisions to permit the offer to proceed as proposed and to permit Bomarko to have full voting power over the shares acquired.

The Board of Directors

May 9, 2000
___________________

We are prepared to proceed immediately with discussions with the board of directors and management of Badger directed at achieving satisfaction of these conditions to permit us to proceed with the offer we propose. However, because of these conditions, this letter is not itself an agreement or offer to purchase shares or a solicitation of an offer to sell shares.

                Please contact me at your earliest convenience to discuss this proposal.

Sincerely,

/s/ James D. Azzar James D. Azzar

                This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of Badger Paper Mills, Inc. If and when an offer is commenced, Bomarko will file a tender offer statement with the U.S. Securities and Exchange Commission and Badger Paper Mills, Inc. will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement should be read carefully by Badger shareholders because they will contain important information. If and when an offer is made, the offer to purchase, the related letter of transmittal and certain other documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Badger at no expense to them. The tender offer and all other offer documents filed with the commission and the solicitation/recommendation statement would also be available at no charge at the commission's website at www.sec.gov.